Exhibit 24(b)(4)(z):  Individual Non-Qualified Stretch Annuity Endorsement VI-RA3164(2016)

Voya Insurance and Annuity Company

[909 Locust Street, Des Moines, Iowa  50309]

Individual Non-Qualified Stretch Annuity Endorsement

The Contract to which this Individual Non-Qualified Stretch Annuity Endorsement (this “Endorsement”) is attached is hereby modified by the provisions of this Endorsement.  The Endorsement provisions shall control if there is a conflict between the Endorsement and the Contract, including any other endorsements or riders issued with the Contract.  Any capitalized terms not defined in this Endorsement shall have the meaning given to them in the Contract.  This Endorsement is effective as of the Contract Date or the date it is attached to the Contract, whichever is later.

This Endorsement amends the Contract in order to meet the qualification requirements for an Individual Non-Qualified Stretch Annuity under Section 72(s) of the Code, and shall be interpreted in accordance with that section.

If the owner of an annuity contract dies before the annuity starting date (as defined in Section 72(c)(4) of the Code and the regulations thereunder) the following distribution option shall be made available to that owner’s designated beneficiary (as defined in Section 72(s)(4) of the Code).

The designated beneficiary may elect to have any portion of the value of the deceased owner’s contract payable to themselves over a period not extending beyond their life expectancy (as determined in accordance with the “life expectancy fraction method” set forth in Q & A-12 of Notice 89-25, 1989-1 C.B. 662, 666, as modified by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 and any subsequent rulings or guidance). Such period shall be hereinafter referred to as the “Beneficiary Distribution Period”. The Beneficiary Distribution Period must begin no later than one year after the date of the deceased owner’s death and payments will be made by us to the designated beneficiary on a yearly basis. Notwithstanding any distribution election made in accordance with this Endorsement, a designated beneficiary may at any time (i) withdraw the entire remaining value of the Contract in a lump sum (resulting in a cessation of all payments under the Contract), or (ii) withdraw additional amounts, which may result in the reduction of future payments because of the effect on the value of the Contract.

For the purposes of this Endorsement, additional contributions shall not be allowed.

A designated beneficiary may elect a successor beneficiary (“Successor Beneficiary”) entitled to receive the designated beneficiary’s remaining interest in the Contract upon the designated beneficiary’s death. A Successor Beneficiary may elect to receive his or her interest in a lump sum or over the remaining distribution period initially selected by the original designated beneficiary (the Beneficiary Distribution Period). For the purposes of this Endorsement, non-natural beneficiaries such as a trust shall not be allowed.

The Contract is intended to comply with Section 72(s) of the Code and will be interpreted accordingly. To the extent necessary to comply with applicable laws, rules and regulations (and any changes to same), we reserve the right to amend the Contract and this Endorsement in order to comply with said requirements.

Signed:

[/s/ Jennifer M. Ogren

Jennifer M. Ogren

Secretary]

VI-RA-3164(2016)